Exhibit 8.1

GROUP SUBSIDIARIES*

At December 31, 2018	Country	Percentage of voting share capital held
Wholly owned subsidiaries
AstraZeneca AB	Sweden	100
AstraZeneca Biotech AB	Sweden	100
AstraZeneca Intermediate Holdings Limited	England	100
AstraZeneca Pharmaceuticals LP	United States	100
AstraZeneca Treasury Limited	England	100
AstraZeneca UK Limited	England	100
IPR Pharmaceuticals, Inc.	Puerto Rico	100
KuDOS Pharmaceuticals Limited	England	100
MedImmune, LLC	United States	100
ZS Pharma Inc.	United States	100
Subsidiaries where the effective ownership is less than 100%
Acerta Pharma B.V.	Netherlands	55

* Subsidiary companies which would be deemed to be a “significant subsidiary” in accordance with rule 1-02(w) of Regulation S-X as at December 31, 2018.